UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 1-3574

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	June 30, 2003

Transition Report on Form 10- K	Transition Report on Form 10-Q
Transition Report on Form 20- F	Transition Report on Form N-SAR
Transition Report on Form 11- K

For the Transition Period Ended:
Read attached instruction sheet before preparing form. Please print or type.

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant	Hastings Manufacturing Company
Former name if applicable

Address of principal executive office (Street and number)	325 North Hanover Street
City, state and zip code	Hastings, Michigan 49058

PART II
RULE 12b-25 (b) AND (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

X

(a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)     The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)     The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

          State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          On March 27, 2003, Hastings Manufacturing Company (the "Registrant"), through its Canadian subsidiary, Hastings, Inc., acquired 100 percent of the outstanding stock of Ertel Manufacturing Corporation of Canada, Ltd. and Syzygy Auto Distribution Inc. (collectively, the "Acquired Companies"), both Canadian corporations. The quarter ended June 30, 2003 is the first fiscal period in which the operating results of the Acquired Companies will be included in the Registrant's consolidated results of operations. The Registrant is in the process of completing the integration of the financial reporting systems of the Acquired Companies with those of the Registrant. The Registrant was unable to complete its Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 by August 14, 2003 without unreasonable effort or expense because the integration of the financial reporting systems is not yet fully complete.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Thomas J. Bellgraph	269	945-2491
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

		X Yes No

(3)  It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

		X Yes No

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The Registrant's revenues for the quarter ended June 30, 2003 were approximately $12,435,286, compared to $9,891,351 for the quarter ended June 30, 2002. The reasons for this change will be discussed in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of the Registrant's forthcoming Form 10-Q for the quarter ended June 30, 2003. The foregoing figure is an estimate and is subject to change prior to the finalization of the Registrant's Form 10-Q for the quarter ended June 30, 2003. Further discussion of anticipated changes from the quarter ended June 30, 2002 cannot be provided at this time due to the reasons set forth in Part III of this Form 12b-25.

Hastings Manufacturing Company
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2003	/s/ Thomas J. Bellgraph
Thomas J. Bellgraph Vice President of Corporate Administration (Principal Financial and Accounting Officer)